Exhibit 99.3

FENTON SCOTT MANAGEMENT INC.
170 The Donway West, Suite 205
Toronto, Ontario, M3C 2G3, Canada
Telephone: 416.441.3700
Fax: 416.441.0535
Fenton.scott@sympatico.ca

August 30, 2010

Guardians of Gold Inc.
4 King Street, West Suite 1320
Toronto, Ontario M5H 1B6

Attention: J. Starkman, President

ROSS MINE TAILINGS

1.	Tailings are laid down in layers

2.	When tailings run into ponds there is a higher grade at the entrance points

3.	Swastika Laboritories reported .05 ounces per ton in concentrate

4.	Other tailings opportunities exist (Timmins, Kirkland Lake, and Malartic)

Conclusion:

There is no indication that the tailings have been adequately sampled. It appears that some of the values quoted in the report are gold in concentrated samples. Most tailings projects fail due to improper estimate of grade and inadequate metallurgy. Since tailings are reworked material they can usually be easily and inexpensively sampled by power auger. This is a much cheaper alternative to the normal procedure of Vibracore or Pjonjar Drill Testing. I would suggest a short sampling program before proceeding with any sizable investment in this project.

Most Likely Case

0.025ozs for 4 Million tons (6million tons reported)

4 Million Tons ..025oz . – ($30.00/ton gross proceeds (based on current price at $1,200.00/ton)

Capital and Production Costs still need to be calculated.

There is a 25% probability that comprehensive sampling of the Ross Mine Tailings will identify 6 million tons recoverable.

/s/ Fenton Scott P. Eng.
Fenton Scott P. Eng.